EXHIBIT 12

ASHLAND INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

						Three months ended
	Years ended September 30					December 31
	2008	2007	2006	2005	2004	2008	2007
EARNINGS

Income (loss) from continuing operations	$175	$201	$183	$1,958	$311	$(119)	$38
Income tax expense (benefit)	86	58	29	(230)	100	(1)	20
Interest expense	9	9	8	87	112	29	2
Interest portion of rental expense	21	20	18	20	20	6	5
Amortization of deferred debt expense	-	1	-	3	2	6	-
Distributions less than earnings
of unconsolidated affiliates	(10)	(5)	(6)	(246)	(260)	(3)	(2)
	$281	$284	$232	$1,592	$285	$(82)	$63

FIXED CHARGES

Interest expense	$9	$9	$8	$87	$112	$29	$2
Interest portion of rental expense	21	20	18	20	20	6	5
Amortization of deferred debt expense	-	1	-	3	2	6	-
Capitalized interest	-	2	3	1	-	-	-
	$30	$32	$29	$111	$134	$41	$7

RATIO OF EARNINGS TO FIXED CHARGES	9.37	8.88	8.00	14.34	2.13	(A )	9.00

(A)  Deficiency Ratio - Due to the loss from continuing operations, the Ratio of Earnings to Fixed Charges was less than 1x.  To achieve a ratio of 1x, additional total earnings of $123 million would have been required for the three months ended December 31, 2008.